                                                            OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                               MOLEX INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.05 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   608554101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          KREHBIEL LIMITED PARTNERSHIP
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                           ATTN: FREDERICK A. KREHBIEL
                                 (630) 527-4335
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 15, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1.  Names Of Reporting Persons.
    Krehbiel Limited Partnership

    I.R.S. Identification Nos. of Above Persons (Entities Only).
    36-3889820
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Illinois
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    21,407,343
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                             0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    21,407,343
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                             0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     21,407,343
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     21.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                                            OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                               MOLEX INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.05 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   608554101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             FREDERICK A. KREHBIEL
                             2222 WELLINGTON COURT
                             LISLE, ILLINOIS 60532
                                 (630) 527-4335
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 15, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1.  Names Of Reporting Persons.
    Frederick A. Krehbiel

    I.R.S. Identification Nos. of Above Persons (Entities Only).

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    5,033,371.5
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    3,745
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    5,033,371.5
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    3,745
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,037,116.5
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                                            OMB APPROVAL
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                                                     hours per response....14.5


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                               MOLEX INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.05 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   608554101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             JOHN H. KREHBIEL, JR.
                             2222 WELLINGTON COURT
                             LISLE, ILLINOIS 60532
                                 (630) 527-4201
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 15, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1.  Names Of Reporting Persons.
    John H. Krehbiel, Jr.

    I.R.S. Identification Nos. of Above Persons (Entities Only).

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    10,935,316.5
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    6,952
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    10,935,316.5
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    6,952
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,942,268.5
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     10.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

NOTE: This Schedule 13D/A6 (a) amends the Schedule 13D filed by the Krehbiel Limited Partnership (the "Partnership") with the Securities and Exchange Commission ("SEC") on June 21, 1993 (the "Original Schedule 13D"), as amended by a Schedule 13D/A1 filed by the Partnership with the SEC on November 22, 1993, by a Schedule 13D/A2 filed by the Partnership with the SEC on November 24, 1993, by a Schedule 13D/A3 filed by the Partnership with the SEC on December 17, 1993, by a Schedule 13D/A4 filed by the Partnership with the SEC on November 9, 2005 and by a Schedule 13D/A5 filed by the Partnership with the SEC on November 21, 2006 and (b) amends the Schedule 13D filed by each of Frederick A. Krehbiel and John
H. Krehbiel, Jr. on November 9, 2005, as amended by a Schedule 13D/A1 filed on November 21, 2006. This filing amends and restates in full each of the items listed below. Defined terms not defined herein have the meanings ascribed to them in the filing made on November 9, 2005.

ITEM 4. PURPOSE OF TRANSACTION

     The Shares were contributed to the Partnership by the Partners in order to consolidate the Partners' voting power and control with respect to the Shares in one entity.

     On February 15, 2007, each of Frederick A. Krehbiel and John H. Krehbiel, Jr. established prearranged stock trading plans in order to diversify their investment portfolio and achieve liquidity. The stock trading plans were adopted in accordance with the guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934. Frederick A. Krehbiel's plan provides for the sale of $2.5 million worth of Common Stock monthly from February 2007 through January 2008. The plan of John H. Krehbiel, Jr., provides for monthly sales of up to $2 million worth of Class A Common Stock from March 2007 through December 2007.

     On October 28, 2005, each of Frederick A. Krehbiel and John H. Krehbiel, Jr. established prearranged stock trading plans in order to diversify their investment portfolio and achieve liquidity. The stock trading plans were adopted in accordance with the guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934. Frederick A. Krehbiel's plan provided for the sale of up to $10 million worth of Common Stock during the balance of 2005 (commencing in mid-November), and up to $1.4 million worth of Molex Common Stock monthly from March 2006 through December 2006. On February 9, 2006, Frederick A. Krehbiel amended his plan to increase the amount of each of the monthly sales in 2006 from $1.4 million to $2.0 million of Molex Common Stock. The plan of John H. Krehbiel, Jr., provided for monthly sales of up to $1 million worth of Class A Common Stock from December 2005 through November 2006. Both of the plans established on October 28, 2005 have now been completed.

     The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. may purchase additional shares of Common Stock or Class A Common Stock, from time to time, either in brokerage transactions in the over-the-counter market, in privately-negotiated transactions or upon exercise of stock options. Frederick A. Krehbiel and John H. Krehbiel, Jr. hold stock options to acquire additional shares of Class A Common Stock. Each of Frederick
A. Krehbiel and John H. Krehbiel, Jr. may, from time to time, exercise such options or be granted additional stock options. Any decision to increase their holdings of Common Stock or Class A Common Stock will depend on various factors, including, but not limited to, the price of the shares of Common Stock or Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.

     The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. also may, at any time, dispose of some or all of their Common Stock or Class A Common Stock depending on similar considerations, as well as liquidity and diversification objectives. In addition, Frederick A. Krehbiel and John H. Krehbiel, Jr. expect to make gifts (including gifts to charities) of Common Stock or Class A Common Stock from time to time.

     Except as set forth in this Item 4, neither the Partnership nor any of its Partners has any present plans or proposals that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) The Partnership beneficially owns, with sole voting and dispositive power, 21,407,343 shares of Common Stock, or 21.5% of the 99,539,686 shares of Common Stock outstanding as of January 31, 2007. Voting and disposition of the Common Stock held by the Partnership requires in each case the unanimous consent of the Partners. In addition, the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr., beneficially own shares of Common Stock as set forth on the table below (percentages based on Shares of Common Stock outstanding at January 31, 2007); such beneficial ownership is with sole voting and dispositive power, unless otherwise indicated:


                                     AMOUNT OF SHARES AND
      NAME                           NATURE OF OWNERSHIP                 PERCENT
      ----                           -------------------                 -------

Trust                           46,472 (w)                                  *

Frederick A. Krehbiel           1,408,133   Direct                        1.4%
                                    3,745   Owned by Spouse (x)             *
                                3,578,186   Indirect (y)                  3.6%
                                 47,052.5   Class B Common Stock (z)        *

John H. Krehbiel, Jr.          10,195,488   Direct                       10.2%
                                    6,952   Owned by Spouse (x)             *
                                  697,029   Indirect (y)                   .7%
                                 42,799.5   Class B Common Stock (z)        *
* Less than .1%

(w) Voting and disposition of the Common Stock held by the Trust requires in each case the unanimous consent of Frederick A. Krehbiel and John H. Krehbiel, Jr. as co-trustees of the Trust.

(x) Each of Frederick A. Krehbiel and John H. Krehbiel, Jr. holds shared voting and dispositive power over shares owned by his spouse.

(y) Shares reported as "Indirect" in the table above are owned as trustee for family members. As to these shares, the persons above expressly disclaim beneficial ownership and/or personal beneficial interest therein.

(z) Each share of Class B Common Stock represents a right to acquire one share of Common Stock. See FN1 in Item 1, above.

                              --------------------

     (c) During the last 60 days, none of the Partnership, the Trust, Frederick
A. Krehbiel or John H. Krehbiel, Jr. had any transactions in Common Stock, except that:

     - Frederick A. Krehbiel made charitable gifts of 100,000 shares of Common Stock on February 20, 2007, and, pursuant to his 10b5-1 trading plan, made open market sales of 84,800 shares of Common Stock on February 28, 2007, at an average per share price of $29.330; and


     (d) No person other than the Partnership or any of the Partners has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock beneficially owned by the Partnership. No person other than Frederick A. Krehbiel or John H. Krehbiel, Jr. has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of Common Stock beneficially owned by them, respectively, except in the case of Common Stock for which their ownership is identified in
Item 5(a), (b), as Indirect or Owned by Spouse.

     (e) Not applicable.

                              --------------------

     The filing of this Schedule 13D shall not be construed as an admission that any of the Partnership, Frederick A. Krehbiel or John H. Krehbiel, Jr. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such persons. If, however, such persons are considered to constitute a "group" for purposes of section 13(d)(3) of the Exchange Act, each of them would be considered to be the beneficial owner of an aggregate of 37,386,728 shares of Common Stock (including shares of Class B Common Stock), or approximately 37.6% of the Common Stock outstanding as of January 31, 2007.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the terms of the Partnership Agreement, Partnership actions with respect to the Shares, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the Shares, require the unanimous approval of the Partners.

     Frederick A. Krehbiel and John H. Krehbiel, Jr., who are Co-Chairmen of the Board of the Company, consult with each other and exchange information concerning the Company.

     Other than (a) as described under this Item 6, (b) the line of credit of up to $10 million of John H. Krehbiel, Jr. with Harris Bank and Trust Co., to which he has pledged certain shares of Common Stock and Class A Common Stock (c) the line of credit (aggregating up to $20 million) and one year term loans (aggregating up to $2.2 million) of Frederick A. Krehbiel from JPMorgan Chase Bank, N.A., to which he has pledged certain shares of Common Stock, and (d) the agreement of the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. to jointly file this Schedule 13D, the filing persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Limited Partnership Agreement dated June 11, 1993 among John H. Krehbiel, as Trustee of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated, Frederick A. Krehbiel and John H. Krehbiel, Jr. (excerpts relating to voting and disposition of Shares) (incorporated by reference to Exhibit 1 to Original Schedule 13D).

     2. Joint Filing Agreement dated as of November 9, 2005 by and among the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. (incorporated by reference to the Schedule 13D/A4 of the Partnership and the initial filings on Schedule 13D by Frederick A. Krehbiel and John H. Krehbiel, Jr.).

                                    SIGNATURE

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

      March 16, 2007

                                    KREHBIEL LIMITED PARTNERSHIP



                                By: /s/ Frederick A. Krehbiel
                                    -----------------------------------------
                                    Frederick A. Krehbiel, as General Partner


                                    /s/ Frederick A. Krehbiel
                                    -----------------------------------------
                                    Frederick A. Krehbiel


                                    /s/ John H. Krehbiel, Jr.
                                    -----------------------------------------
                                    John H. Krehbiel, Jr.